UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule101(b)(7)	☐

Neptune Technologies & Bioressources Inc.
(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Quebec
(Jurisdiction of Subject Company’s Incorporation or Organization)

Acasti Pharma Inc.
(Name of Person(s) Furnishing Form)

Notes
(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

André Godin
Vice President Administration and Finance
Neptune Technologies & Bioressources Inc.
225 Promenade du Centropolis, Suite 200
Laval, Quebec, Canada H7T 3B3
Tel.: (450) 687-2262
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Christopher J. Cummings, Esq.
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
P.O. Box 247
Toronto, Ontario, Canada M5L 1E8
Tel.: (416) 360-8484

September 2, 2008 (Date of mailing of Exchange Offer Notice)
(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
Number
(1)	Securities Exchange Offer by Acasti Pharma Inc. to Neptune Technologies & Bioressources Inc. Notes’ Holders, dated August 25, 2008.

Item 2. Informational Legends

The required legend is included on prominent portions of all documents referred to in Item 1.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(2)     N/A

PART III CONSENT TO SERVICE OF PROCESS

Acasti Pharma Inc. is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACASTI PHARMA INC.

	By:	/s/ Henri Harland
	Name:	Henri Harland
	Title:	CEO
Date: September 2, 2008